VIA EDGAR

February 28, 2022

Financial Investors Trust

1290 Broadway

Suite 1000

Denver, Colorado 80203

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kimberly Browning, Division of Investment Management

RE:	Financial Investors Trust (the “Registrant”) File Nos. 33-72424, 811-8194

Dear Ms. Browning:

Set forth in the numbered paragraphs below are the Staff’s comments provided telephonically on February 11, 2022 to Registrant’s Post-Effective Amendment No. 257 filed on December 30, 2021 (“PEA 257”) which included a prospectus and statement of additional information pertaining to ALPS | Kotak India ESG Fund (the “Fund”), a series of the Registrant, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 257.

1.	Staff Comment: Please provide the Staff with your responses to the Staff’s comments at least five business days prior to effectiveness.

Registrant’s Response: Registrant has complied.

2.	Staff Comment: The Staff notes the registrant is making material changes to an existing fund, specifically the Fund including, for example, changes to the name, principal strategies, and principal risks of the existing Fund. In supplemental correspondence to the Staff, please explain.

a.	How the Board of Trustees (the “Board”) believes these changes are consistent with their fiduciary duties and are consistent with the best interest of shareholders who did not vote for these changes. In your response please explain, in detail, what information the Board considered and how it weighed the information in arriving at its position.

b.	Why the investment adviser believes these changes are consistent with its fiduciary duties to the Fund.

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2022

c.	When and how did the Trust and Fund notify its shareholders of these changes? Please clarify how these were provided to shareholders. Were these actually mailed to shareholders or just filed with the Commission? If notice was provided other than through a sticker filing (e.g., a press release), please provide a copy of any advance notice provided to shareholders.

d.	Whether any shareholders have contacted the Trust or Fund about the changes. If so, please describe the nature of any such communications (including whether anyone has expressed displeasure or disagreement with the planned changes or threatened legal action).

e.	What percentage of the Fund’s current portfolio will need to be repositioned as a result of these changes?

Registrant’s Response:

a.	The Registrant notes that a meeting of the Board was held on December 14, 2021, at which the Board considered the proposed changes to the Fund’s name and investment strategy. In considering the approval of these matters, the Trustees evaluated a number of factors relevant to their determination. They did not identify any single factor as all-important or controlling, and individual Trustees did not necessarily attribute the same weight or importance to each factor.

At such meeting, the Registrant’s investment adviser (the “Adviser”) notified the Board that the Adviser, in consultation with the Fund’s investment sub-adviser (the “Sub-Adviser”) recommended changing the Fund’s name and investment strategy. The Adviser presented the Board with a memorandum from the Adviser and Sub-Adviser detailing the proposed changes, and explained that the proposed name and revised investment strategy would more accurately and specifically describe the investment strategies currently utilized by the Sub-Adviser when considering investments on behalf of the Fund. Among other things, the Board considered: (i) the relevant experience of the Adviser, Sub-Adviser, and portfolio management team, recognizing that the Fund would continue to invest in equity and equity linked securities of Indian companies; (ii) the differences between the current and proposed strategies; (iii) that the changes were not expected to result in any material change to the Fund’s investment approach, and (iv) the Adviser’s and Sub-Adviser’s belief that the recommended changes to the Fund’s name and investment strategies were advisable and in the best interests of the Fund and its shareholders. The Board approved the changes on December 14, 2021.

b.	For the same reasons articulated in response to 2.a (as applicable), the Adviser believes these changes are consistent with its fiduciary duties to the Fund.

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2022

c.	Shareholders were notified of the changes to the Fund’s strategies via a supplement to the Fund’s prospectus and SAI, as filed with the Commission on January 3, 2022 (Accession No. 0001398344-21-024981) (the “Supplement”), and mailed to shareholders; however, a supplement to the Fund’s prospectus and statement of additional information filed with Post-Effective Amendment No. 259 to the Trust’s registration statement will include a notification to shareholders that the following changes will be effective May 1, 2022: (i) the Fund’s name will change from “ALPS | Kotak India Growth Fund” to “ALPS | Kotak India ESG Fund,” and (ii) the Fund’s principal investment strategies will change consistent with the changes previously announced in the Supplement, as revised to incorporate Staff comments.

d.	As of the date of this response, no shareholders of the Fund have contacted the Trust or the Fund regarding the changes.

e.	As previously discussed above, the revised strategy reflects themes already present in the Fund’s portfolio. Therefore, based on information from the Sub-Adviser, and depending on the facts and circumstances at the time, there is no expected repositioning of the Fund’s portfolio.

3.	Staff Comment: In the section titled “Fees and Expenses of the Fund,” after the first sentence, please add the disclosure required by Item 3 of Form N-1A. Please ensure that the second sentence is bolded consistent with Form N-1A.

Registrant’s Response: Registrant agrees to update the disclosure in the principal investment strategies to include the bolded sentence: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

4.	Staff Comment: Please confirm that the costs of any short sales are reflected in the caption “Other Expenses” in the Fund’s fees and expenses table.

Registrant’s Response: Registrant confirms that any costs, including dividends and interest expense on short sales, will be reflected in the fees and expenses table under the caption “Other Expenses.”

5.	Staff Comment: Please confirm whether the Fund is currently investing in other investment companies. To the extent applicable, please include the caption “Acquired Fund Fees and Expenses” in the Fund’s fee table consistent with the Instructions to Item 3 in Form N-1A.

Registrant’s Response: Registrant confirms that the Fund did not have any acquired fund fees and expenses, and, therefore, the presentation in the Fund’s expense table is consistent with the requirements of Form N-1A.

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2022

6.	Staff Comment: Please confirm whether the Fund’s fee waiver is in effect. To the extent the fee waiver is not in effect, please eliminate the corresponding footnote in the Fund’s fee table.

Registrant’s Response: Registrant confirms that the Fund did waive fees, and, therefore, the inclusion of the footnote to the Fund’s expense table is appropriate.

7.	Staff Comment: In footnote 2 to the Fund’ fee table, in plain English, please clarify what the following disclosure means: “The Adviser and the Sub-Adviser will be permitted to recapture, on a class- by-class basis, expenses they have borne through this letter agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements.”

Registrants Response: Registrant has revised the disclosure accordingly.

8.	Staff Comment: In footnote 2 to the Fund’s fee table, please revise the disclosure “(ii) the expense cap in effect at the time of the recapture” to say “the Fund’s current expense cap.”

Registrant’s Response: Registrant has revised the disclosure accordingly.

9.	Staff Comment: Under the heading “Fees and Expenses of the Fund,” please delete, in the last paragraph before the heading “Portfolio Turnover,” the duplicative disclosure which reads “[d]escriptions of sales charge waivers and/or discounts for Class A Shares with respect to certain financial intermediaries are reproduced in “Appendix A – Intermediary-Specific Sales Charge Waivers and Discounts” to this prospectus based on information provided by the financial intermediary.”

Registrant’s Response: Registrant has removed the duplicative disclosure.

10.	Staff Comment: The Staff believes the term “ESG” refers to a type of investment and, consistent with the requirements of Rule 35d-1 (the “Names Rule”), including such term in the name of the Fund would require the Fund to adopt a policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in investments which meet the Fund’s definition of “ESG.” The Staff notes that the Fund’s name also includes the word “India” and believes, accordingly, that the name of the Fund would require the Fund to adopt a policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in the securities of Indian issuers that fit the Fund’s definition of “ESG.”

Registrant’s Response: Registrant respectfully notes that, based on the Securities and Exchange Commisson’s (“SEC”) pending request for comment on the Names Rule, no view has been articulated by the SEC with respect to whether “ESG” is an investment or a strategy. Without necessarily agreeing with the Staff’s position, however, the Fund’s principal investment strategies section has been revised to include that under normal circumstances, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in in equity and equity-linked securities of “Indian companies” that satisfy the Fund’s environmental, social, and governance (“ESG”) criteria.

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2022

11.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” please clarify the types of depositary receipts (e.g., American, global) in which the Fund may invest and provide related risk disclosure.

Registrant’s Response: The Registrant has clarified the disclosure relating to American Depositary Receipts and Global Depositary Receipts to state that the Fund may invest in those investments but that such investments do not comprise a part of the Fund’s principal investment strategy at this time. Accordingly, this disclosure has been moved to the Fund’s SAI. Further, the Registrant will monitor its strategy over time and, if investing in depositary receipts becomes a part of the Fund’s principal investment strategy, the Fund will revise its disclosure accordingly.

12.	Staff Comment: Please clarify the types of privately placed securities in which the Fund intends to invest and identify both (i) the level of current investment in privately placed securities and (ii) how these investments are identified in the Fund’s annual or semi-annual report.

Registrant’s Response: Registrant has revised its disclosure in the prospectus to remove reference to privately placed securities and has revised the disclosure in its SAI to include privately placed securities. To date, the Fund has not invested in privately placed securities, but on occasion has opportunity to invest in pre-IPO securities and may choose to do so in the future.

13.	Staff Comment: For purposes of plain English, under the heading “Principal Investment Strategies of the Fund,” please discuss the elements pertaining to ESG in a more cohesive manner.

Registrant’s Response: Registrant has complied with the Staff’s comment.

14.	Staff Comment: As identified in Comment 10, the Staff believes the Fund needs to adopt a policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in investments which meet the Fund’s definition of “ESG.” Please revise the following disclosure accordingly to make clear that “ESG” is not an overlay but rather part of the Fund’s policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in investments which meet the Fund’s definition of “ESG”:

The Fund will seek to deliver returns in a socially responsive manner by combining a value and growth-oriented investment philosophy with an ESG principle overlay. While identifying investee companies, the Sub-Adviser will incorporate ESG considerations within the fundamental analysis to gain an understanding of the ESG issues applicable to such companies. Subject to the exclusion and scorecard limits discussed below, the ESG considerations are not binding upon the Sub-Adviser in the allocation of the Fund’s portfolio.

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2022

Registrant’s Response: As noted in response to Comment 10, the Fund will adopt an 80% standard with respect to ESG investments. As a result, the language quoted in the Staff’s comment will be more of a description of how the Fund’s strategy with respect to ESG investments would work to achieve such 80% standard. Accordingly, corresponding changes have not been made.

15.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” please clarify, for purposes of plain English, what the “the principles of Environmental, Social and Governance (ESG) factors and Responsible Investing (RI)” entail.

Registrant’s Response: Registrant has complied with the Staff’s comment.

16.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” please clarify, for purposes of plain English, what the following disclosure means within the context of the Sub-Adviser’s use of the third-party data: “For listed equities, the Sub-Adviser integrates sustainability risks and opportunities into its research, analysis and investment decision-making processes.”

Registrant’s Response: Registrant has complied with the Staff’s comment.

17.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” please clarify what a Category I FPI is and what it means within the context of what the Fund is doing.

Registrant’s Response: Registrant has revised the principal investment strategies to clarify that the Fund is a Foreign Portfolio Investor (“FPI”) and that registration as an FPI is necessary for the Fund to make investments in India. Registrant notes that the prospectus also includes risk factor entitled “Loss of FPI Registration” to inform investors of the importance of such registration status.

18.	Staff Comment: Please add similar disclosure to the following under the heading “Principal Investment Strategies of the Fund,” to the extent that the disclosure applies to principal investment strategies: “The Fund may invest in securities denominated in Indian Rupees, U.S. dollars, major reserve currencies and currencies of other countries in which it can invest.”

Registrant’s Response: Registrant confirms that investing in securities denominated in Indian Rupees is part of its principal investment strategy and has revised the disclosure to comply with the Staff’s comment.

19.	Staff Comment: The Staff observed in a review of the Fund’s annual report to shareholders that the Fund has invested more than 30% of its assets in financial companies. Accordingly, please revise the following disclosure:

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2022

Because the financials sector (including the banking and insurance industries) represents a significant portion of the total capitalization of the Indian market, the Fund’s investments may hold a substantial portion of its investment in the financials sector. (emphasis added)

Registrant’s Response: Registrant has revised the disclosure to state that, under normal market conditions, the Fund will hold a substantial portion of its investments in the financials sector.

20.	Staff Comment: The Staff observed in a review of the Fund’s annual report to shareholders that the Fund has invested more than 16% of its assets in information technology companies. Please consider revising the disclosures under Item 4 and 9 of Form N-1A and add related risk factors.

Registrant’s Response: Registrant will monitor the level of its investments in information technology companies and will revise its disclosure under Items 4 and 9 if such levels merit a specific risk factor in the prospectus. Registrant does not believe that the level of 16% has reached such a threshold.

21.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” please clarify, for purposes of plain English, the following disclosure: “ESG compliant business practices and their ESG risk and opportunity credentials”

Registrant’s Response: Registrant has removed the referenced disclosure.

22.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” please clarify, for purposes of plain English, the role of external services providers in the Sub-Advisers analysis of potential portfolio companies.

Registrant’s Response: Registrant has complied with the Staff’s comment.

23.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” please clarify, for purposes of plain English, the criteria used by the Sub-Adviser in assessing issuers as potential portfolio companies with respect to “ESG.”

Registrant’s Response: Registrant has complied with the Staff’s comment.

24.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund, please briefly summarize each data provider’s criteria/methodology.

Registrant’s Response: Registrant has complied with the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2022

25.	Staff Comment: To the extent there are specific risks related to any particular data provider, please consider adding additional risk disclosure.

Registrant’s Response: Registrant does not believe there are any idiosyncratic risks with respect to the Sub-Adviser’s data provider(s), but has revised its “ESG Risk” risk factor into two risk factors: “ESG Risk” and “ESG Service Provider Risk.”

26.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” please clarify, for purposes of plain English, what is meant by the word “intends” in the following disclosure:

Depending on the level of involvement by each investee company (which may be assessed based on percentage of revenue or any other parameter connected to a restricted activity), the Sub Adviser intends to exclude direct investments in corporate issuers which, in the opinion of the Sub-Adviser, has significant exposure to, or ties with, ESG-negative sectors including but not limited to. (emphasis added)

Registrant’s Response: Registrant has complied with the Staff’s comment. Registrant notes that the word “intends” has been revised to state “the Sub-Adviser shall exclude direct investments in corporate issues [....]” Further, Registrant notes that these ESG-negative sector screens apply to all Fund investments at the time of investment.

27.	Staff Comment: Please clarify whether the Sub-Adviser will use a rating method developed by an external service provider in assessing each of the Fund’s investments at the time of investment.

Registrant’s Response: Registrant has complied with the Staff’s comment. Registrant notes that its data provider conducts “ESG” research on most of the Fund’s potential investment universe. In the rare instance where the data provider does not have a rating for a particular company, the Fund may still invest in that company, but will only do so subject to the limitations and conditions outlined under the heading “Principal Investment Strategies of the Fund.”

28.	Staff Comment: Please clarify the Fund’s due diligence practices in applying “ESG” criteria to potential investments, including whether the Sub-Adviser performs its own independent analysis or whether the Sub-Adviser relies exclusively on third-party screens.

Registrant’s Response: Registrant has complied with the Staff’s comment. Registrant confirms that the Sub-Adviser performs its own independent analysis in addition to the use of third-party screens.

29.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” please clarify, for purposes of plain English, what the following entails: “the Sub-Adviser will first seek to remediate through engagement with the company.”

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2022

Registrant’s Response: Registrant has revised its disclosure to state “the Sub-Adviser will first seek to understand the changes through engagement with the company.” (emphasis added)

30.	Staff Comment: Under the heading “Principal Investment Strategies of the Fund,” please clarify, for purposes of plain English, the following disclosure: “There is no blanket requirement for forced disposals, and there may be occasions where the exposure to undesirable investments or restricted activities (in respect of the ESG criteria) may take a period of time to be eliminated.”

Registrant’s Response: Registrant has complied with the Staff’s comment.

31.	Staff Comment: The Staff suggests making the following a separate paragraph with a separate heading or a sub-risk factor:

In evaluating a security based on ESG criteria, the Sub Adviser is dependent upon information and data from third party ESG providers. ESG scorings and assessments of issuers can vary across third-party data providers and may change over time. An independent third party data provider’s assessment of the financial materiality of ESG factors could be inaccurate, which may have an adverse impact on the Fund’s performance or cause the Fund to hold a security that might be ranked low from an environmental, social or governance perspective based on a methodology or perspective different from another provider.

Registrant’s Response: Registrant has complied with the Staff’s comment. Please see the Registrant’s response to Comment 25.

32.	Staff Comment: Please confirm that all principal investment strategies and risk factors are reflected the disclosure provided in response to Item 4 of Form N-1A. If not, please revise the disclosure under Item 4.

Registrant’s Response: Registrant has complied with the Staff’s comment.

33.	Staff Comment: Please consider revising the disclosure provided in response to Item 4 of Form N-1A to remove duplicative disclosure provided in response to Item 9 of Form N-1A.

Registrant’s Response: Registrant has complied with the Staff’s comment.

34.	Staff Comment: Please confirm that the security types listed under the heading “What are the Principal Securities in which the Fund Invests?” are not used as part of the Fund’s principal investment strategy. To the extent that any of these security types are not use as part of the Fund’s principal investment strategy, please relocate the disclosure to the SAI.

Registrant’s Response: Registrant has complied with the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2022

35.	Staff Comment: To the extent that the Fund uses derivatives as part of its principal investment strategy, please revise the Fund’s principal investment strategy disclosure to explain how the derivatives are valued for purposes of the Fund’s 80% policy.

Registrant’s Response: Registrant confirms that the use of derivatives is not part of the Fund’s principal investment strategy. Pursuant to Staff guidance, Registrant will monitor the level of its investments to evaluate whether such levels merit a specific risk factor in the prospectus.

36.	Staff Comment: If the Fund will invest in derivatives for its principal investments strategies, please specify any such derivative in the strategy summary disclosure included in response to Item 4 of Form N-1A and include correlating risk disclosure in the Item 4 risk summary section. See Items 4 and 9 of Form N-1A. Please note disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. See Letter from Barry D. Miller, Associate Director, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), available here.

Please note, the 80% policy pursuant to rule 35d-1 of the Investment Company Act of 1940 is an asset based test (and not an exposure test). If the Fund intends to include derivatives as part of its 80% policy, the Fund must value those derivatives on a mark-to-market basis. Also, at an appropriate location in the prospectus (it need not be in the disclosure made in response to Item 4 of Form N-1A), state the Fund will value derivatives it incudes in its 80% policy on a mark-to-market basis.

Registrant’s Response: Please see Registrant’s response to Comment 35 above. Additionally, Registrant confirms that for the purposes of the Fund’s 80% policy, the Fund will value derivatives on a mark-to-market basis.

37.	Staff Comment: “While the Fund invests primarily in equities, it may invest up to 20% of its net assets, plus the amount of borrowings for investment purposes, in debt obligations and debt securities that may or may not qualify as securities of “Indian companies,” which may be lower-rate or unrated, when consistent with the Fund’s investment goal, and securities issued by governmental entities and private issuers. The Fund also may invest in high yield securities and high risk bonds which are below investment grade (junk bonds).” If up to 20%, should be summarized in Item 4 strategy section and risks summarized in Item 4 risk section. If not, please clarify to Staff why this is not a principal investment strategy.

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2022

Registrant’s Response: Based on information provided by the Sub-Adviser, Registrant notes that the Fund does not expect junk bonds to be a principal investment strategy of the Fund. Accordingly, such disclosure has been moved to the SAI.

38.	Staff Comment: Please confirm whether the following disclosure relates to a principal investment strategy of the Fund or consider relocating the disclosure as necessary:

The Fund may invest any portion of its assets that is not in Indian companies in high-quality short-term money market instruments, money market shares, repurchase agreements or equity or debt securities of companies in countries outside of India. To temporarily defend its assets during adverse market, economic, political or other conditions, the Fund may invest any amount of its assets in these instruments. These instruments may be in various currencies.

Registrant’s Response: Registrant confirms that the disclosure describes non-principal investment strategies of the Fund and has moved the disclosure under the heading “Temporary Defensive Investments.”

39.	Staff Comment: Please confirm whether the Fund’s potential investments in closed-end investment companies is a principal investment strategy. To the extent applicable, please provide disclosure consistent with the requirements of Item 4 of Form N-1A.

Registrant’s Response: Registrant confirms that the Fund does not intend to invest in closed-end investment companies and has revised the disclosure accordingly to remove references to investments in closed-end funds.

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Sincerely,

/s/ Brendan Hamill

Brendan Hamill

Secretary of Financial Investors Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP